CONSENT OF AMEC AMERICAS LIMITED

I, Steve Toevs, on behalf of AMEC Americas Limited, consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to AMEC Americas Limited’s name and to the use of “Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report” dated April 1, 2009 (the “Technical Report”) and the information derived from the Technical Report, included in the 2010 Annual Information Form of NovaGold Resources Inc. dated February 22, 2011 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493; 333-164083 and 333-171630), Form F-8 (No. 333-171742) and on Form F-10 (No. 333-163551) of the references to AMEC Americas Limited’s name, the use of the Technical Report and the information derived from the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated this 22nd day of February, 2011.

/s/ Steve Toevs
AMEC Americas Limited
Name:	Steve Toevs
Title:	V.P. Finance Natural Resources Americas